SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(02 November 2018)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 02 November 2018 re: EBA Stress Test Results

2 November 2018

EBA STRESS TEST RESULTS PUBLISHED

Lloyds Banking Group plc (the 'Group'), together with 47 other financial institutions across Europe has been subject to the 2018 EU-wide stress test conducted by the European Banking Authority (the 'EBA'). The stress test does not contain a pass/fail threshold but is instead designed to be used as an input into the supervisory review process by assessing banks' ability to meet applicable capital requirements under stressed conditions.

The EBA stress tests assume a severe UK economic scenario combining significant falls in property prices and GDP, rising unemployment and deflation. In particular, house prices and CRE values drop by 29.3 per cent and 29.5 per cent respectively, GDP falls by 5 per cent by 2019, unemployment increases by 4.5 per cent, whilst equities suffer a 27 per cent fall in 2018.  The scenario is also characterised by deflation, with bank rate rising to 1 per cent and sterling remaining flat.

Result of the stress test
The Group's estimated CET1 ratio, using the CRDIV transitional rules as implemented in the UK by the PRA, starts at a pro-forma CET1 ratio of 14.0 per cent at 1 January 2018 (including IFRS 9 and reflecting transitional relief benefit) and in the EBA Adverse scenario reaches a low point of 8.55 per cent in 2020 (year 3).

The results of the PRA stress test will be disclosed later in the year. There are material methodology differences to the EBA stress test, which uses a prescriptive methodology and is based on a static balance sheet as at December 2017. This significantly limits the ability to draw direct comparisons between the two exercises.

The Group's capital position remains strong having reported a CET 1 ratio post dividend accrual of 14.6 per cent at the recent third quarter results. The Group also continues to be strongly capital generative having built 162 basis points of capital in the first three quarters of the year, and continues to expect to deliver c.200 basis points for the full year.

Further details
The detailed results of the stress test in relation to all participating banks under the baseline and adverse scenarios are published on the EBA website. The disclosure tables are based on the common format provided by the EBA.

Notes to editors
Details of the EBA prescribed methodology for the stress test can be found at: https://www.eba.europa.eu/-/eba-launches-2018-eu-wide-stress-test-exercise. The methodology includes a number of conditions and assumptions which are not reflected in the PRA stress, including:

●      Assumption of a static balance sheet

●      Net Interest Income capped at 2017 levels

●      No write offs or recoveries allowed in impairment forecasts

●      Market risk shock floor based on historical volatility and inability to recover in outer years

●      Costs floored at 2017 levels, subject to the exclusion of agreed one-offs

●     A different definition of stage 3 assets which increases the level of stage 3 assets and the impairment impact. It should also be noted that no transitional relief is available on stage 3 assets

Results are published in Euros and so the stress forecasts, per the EBA methodology, are translated at a constant exchange rate of 1.1271.

Neither the baseline scenario nor the adverse scenario illustrated in the templates should in any way be construed as a forecast, or be directly compared to other information published by the Group. These results do not take into account future business strategies and management actions and is not a predictor of future financial outcomes.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                    +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                               +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 02 November 2018